EXHIBIT 99.1

MAGAL APPOINTS ELI SANANES AS SVP GLOBAL SALES

Yehud, Israel – June 20, 2012 -Magal Security Systems Ltd. (NASDAQ GMS: MAGS) announced today the appointment of Mr. Eli Sananes as its new Senior Vice President of Global Sales as of June 24th.  Mr. Eli Sananes will be replacing Mr. Asaf Even Ezra, who has served in various positions at Magal for 17 years and is leaving to pursue new challenges.

Mr. Sananes brings with him 20 years of experience in the Hi-tech and the Telecommunications infrastructure industries. Prior to his appointment at Magal, Mr. Sananes served as General Manager of Tejas Israel Ltd., a telecom infrastructure company formerly known as Ethos Networks.  Prior to that position, he served as executive VP and business development at NSN Israel and Siemens Communications.  Mr. Sananes is a graduate of the Executive MBA program, major in Business Strategy of the Hebrew University in Jerusalem and a B.Sc. in information systems engineering from Ben Gurion University.

Mr. Eitan Livneh, CEO of Magal, said, “I would like to welcome Eli to the Magal team. Given his background, I believe Eli will be a very valuable asset for us, enabling our long-term future growth.  I wish him every success in his new position. ”

Continued Mr. Livneh, “I would also like to thank Mr. Asaf Even Ezra for his long and valuable contribution to Magal over the many years.  We wish him much luck and success in his future endeavors.”

About Magal S3

Magal S3 is a leading international provider of security, safety and site management solutions and products.  Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations.

Magal S3 offers the broadest portfolio of unique homegrown Perimeter Intrusion Detection Systems (PIDS) as well as Fortis4G - a new generation of cutting edge Physical Security Information Management system (PSIM) with comprehensive CCTV solutions and leading Intelligent Video Analytics (IVA).

For more information:
Magal S3 Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 E-mail: magal@ccgisrael.com